EXHIBIT 12.1



                        ANNALY MORTGAGE MANAGEMENT, INC.

    Ratio Of Earnings To Combined Fixed Charges And Preferred Stock Dividends


         The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

                                   For the nine     For the Year    For the Year     For the Year    For the Year   For the Year
                                   months ended        Ended           Ended            Ended           Ended           Ended
                                   September 30,    December 31,    December 31,     December 31,    December 31,    December 31,
                                        2004            2003            2002             2001            2000           1999
Net income                            $189,298        $180,103        $219,507         $92,278         $16,587         $18,139

Add:  fixed charges (interest
         expense)                     $176,124        $182,004        $191,758         $168,055        $92,902         $69,846
         preferred stock dividend      $4,080


Earnings as adjusted                  $369,502        $362,107        $411,265         $260,333        $109,489        $87,985

Fixed charges (interest expense)
+ preferred stock dividend            $180,204        $182,004        $191,758         $168,055        $92,902         $69,846

Ratio of earnings to combined
fixed charges and preferred stock
dividends                              2.05X           1.99X            2.14X           1.55X           1.18X           1.26X